Exhibit 99.5

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, David G. Ritchie, P.Eng. do hereby certify that:

1)	I am a Senior Associate Geotechnical Engineer and Geotechnical Engineering Group Manager in the consulting firm:

AMEC Environment & Infrastructure, a Division of AMEC Americas Limited

160 Traders Blvd. East, Suite 110

Mississauga, ON L4Z 3K7

Canada

2)	I graduated from Ryerson Polytechnic University in 1995 with a B.Eng. in Civil Engineering and in 2000 from the University of Western Ontario with a M.Eng.

3)	I am Professional Engineer in the Province of Ontario (Reg. # 90488198). I have practiced my profession for eighteen years since my graduation from university;

4)	I visited the Rainy River Project site on September 4, 2013;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 16.2.1.2, 18.1.3, 18.8 and 18.9 and contributed to Sections 1, 25 and 26 of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012 and the “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re-addressed to New Gold in July 2013;

9)	I have read NI 43-101 and the parts of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Mississauga, Ontario	David G. Ritchie [“signed and sealed”]
February 14, 2014	David G. Ritchie, P. Eng.
Geotechnical Engineering Group Manager
Senior Associate Geotechnical Engineer

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